EXHIBIT 99.2

INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors of Case Credit Corporation on behalf of CNH Wholesale Master Note Trust:

We have examined management’s assertion that Case Credit Corporation (the “Corporation”) has complied as of and for the period from September 1, 2003 (date of inception) to December 31, 2003 with its established minimum servicing standards described in the accompanying Management's Assertion Concerning Compliance, dated March 12, 2004.  Management is responsible for the Corporation’s compliance with those minimum servicing standards.  Our responsibility is to express an opinion on management’s assertion about the Corporation’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Corporation’s compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Corporation’s compliance with its minimum servicing standards.

In our opinion, management’s assertion that the Corporation complied with the aforementioned minimum servicing standards as of and for the period from September 1, 2003 (date of inception) to December 31, 2003, is fairly stated in all material respects, based upon the criteria set forth in Appendix I.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

March 12, 2004